                                                                 File No. 69-188
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1*

                             MIDWEST BOTTLE GAS CO.
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:


           Name:                                    Midwest Bottle Gas Co.


           State of Organization:                   Wisconsin


           Principal Office:                        3600 Hwy. 157
                                                    La Crosse, WI 54601
           Location & Nature of
           Business:                                Company Headquarters for
                                                    Administrative Functions



                                       1.

SUBSIDIARIES:

A.        Name:                               Olson's L.P. Gas, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001
                                              (Formerly Sold L.P. Gas and Gas
                                              Appliances and fertilizer in and
                                              around Blair, WI.)

B.        Name:                               Midwest Bottle Gas Company of
                                              Minnesota

          State of Organization:              Minnesota

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Mobile Home Park
                                              in Caledonia, MN.

C.        Name:                               Midwest Natural Gas, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           This Corporation operates
                                              natural gas distribution
                                              facilities in the following
                                              communities in Western Wisconsin.

                                              Arcadia          East Farmington
                                              Independence     Somerset
                                              Mondovi          Houlton
                                              Whitehall        Roberts
                                              Westby           Burkhart
                                              Viola            Ettrick
                                              LaFarge          Galesville
                                              Coon Valley      Trempealeau
                                              Eleva            New Amsterdam
                                              Strum            Centerville
                                              St. Joseph       Cashton




                                       2.

D.        Name:                               Tomah LP Gas Service, Inc.

          State of Organization:              Wisconsin

          Principal office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001.
                                              (Formerly sold L.P. Gas, fuel oil
                                              and appliances in and around
                                              Tomah, WI.)

E.        Name:                               Hiawatha Valley Gas Company

          State of Organization:              Minnesota

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001.
                                              (Formerly sold L.P. Gas and
                                              appliances in and around Winona,
                                              MN.)

F.        Name:                               Tru-Gas of Florida, Inc.

          State of Organization:              Florida

          Principal Office:                   3500 Fell Road
                                              West Melbourne, FL 32904-7542
          Location & Nature of
          Business:                           Adult mobile home park in West
                                              Melbourne, FL

G.        Name:                               Dawson Oil Company, LTD.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Wholesale of L.P. Gas to in-
                                              dependent dealers in Minnesota,
                                              Wisconsin, Iowa, North Dakota,
                                              South Dakota and Nebraska.




                                       3.

H.        Name:                               Midwest LPG Insurance
                                              Specialists, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Insurance Agency selling
                                              insurance in Wisconsin,
                                              Minnesota, Florida and
                                              Georgia.

I.        Name:                               La Crosse Hangar Co. - 50% Owned
                                              Partnership

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location and Nature of
          Business:                           Owner and operator of airport
                                              hangar building.

J.        Name:                               Midwest TV & Appliance, LLC

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location and Nature of
          Business:                           Sale of Appliances in and
                                              around La Crosse, WI


2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:




                                       4.

                                      Arcadia            East Farmington
                                      Independence       Somerset
                                      Mondovi            Houlton
                                      Whitehall          Roberts
                                      Westby             Burkhart
                                      Viola              Ettrick
                                      LaFarge            Galesville
                                      Coon Valley        Trempealeau
                                      Eleva              New Amsterdam
                                      Strum              Centerville
                                      St. Joseph         Cashton


Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from US Energy Services Occidental Energy Marketing, Inc. and Huskey Gas Marketing, Inc. and transported through Northern Natural Gas Company and Viking Gas which have a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a)  Number of Mcf. of natural or manufactured as, distributed at retail ............1,899,335 DECA-THERMS (purchase entirely in the
              State of Wisconsin; associated revenues: $11,972,178)

         (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized.
              ..................................................None

         (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line
              ................................................. None

         (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line
              ................................................. None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:



                                       5.

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas............................................... None

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held
              .................................................. None

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company........................................... None

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period ...................... None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).................. None


                                    EXHIBIT A

              A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, is attached hereto.


                                    EXHIBIT B

              Financial Data Schedule is attached hereto.

                                   EXHIBIT C

              Not Applicable



                                       6.

              The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 22nd day of May 2003.

                                                 MIDWEST BOTTLE GAS CO.

CORPORATE SEAL
                                                 By: /s/ James A. Senty
                                                    -------------------------
                                                    James A. Senty, President
Attest:


/s/ Richard A. Linton
----------------------------
Richard A. Linton, Treasurer

Name, title and address of officer
to whom notices and correspondence
concerning this statement should
be addressed.


Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157 P.O. Box 429
La Crosse, WI 54602-0429




                                       7.

                                         TOTAL MBG         TOTAL TGF     TOTAL DAWSON       TOTAL OTHER      GRAND TOTAL
                                        ============      ===========    =============      ===========      ===========
   ASSETS

CASH                                     11830884.90          3308.54      -235101.72          112546.55      11711638.27
TRADE NOTES AND ACCOUNTS REC                 2268.75         -1154.98      5748336.96         3098228.76       8847679.49
ALLOWANCE FOR BAD DEBTS                         0.00             0.00      -143000.00          -78800.00       -221800.00
INVENTORIES                                     0.00             0.00      1564450.82         1096504.09       2660954.91
PREPAID EXPENSES                             6120.00         10615.00       169983.14          177684.36        364402.50
ACCRUED INTEREST RECEIVABLE                     0.00             0.00            0.00               0.00             0.00
NOTES RECEIVABLE,OTHER                          0.00             0.00            0.00               0.00             0.00
LOANS TO STOCKHOLDERS                       23555.92             0.00            0.00               0.00         23555.92
NOTES RECEIVABLE, INTERCOMPANY           13310872.62             0.00        41059.06         1821115.72      15173047.40
OTHER INVESTMENTS                          126289.98             0.00            0.00             750.00        127039.98
BUILDINGS & OTHER DEPRECIABLE             2412254.81        550913.38      2025293.25        20485601.10      25474062.54
ACCUMULATED DEPRECIATION                 -1515959.31       -477992.18      -867946.96        -7816745.42     -10678643.87
LAND                                       387988.96        478454.51            0.00           51572.91        918016.38
INTANGIBLE ASSETS                               0.00             0.00            0.00               0.00             0.00
CSV LIFE INSURANCE                        1482940.83             0.00            0.00               0.00       1482940.83
INVESTMENT IN WHOLLY OWNED SUB            7739089.35             0.00            0.00               0.00       7739089.35
INVESTMENT IN ASSOCIATED CO                105450.97             0.00            0.00               0.00        105450.97
UNAMORTIZED DEFERRED DEBT EXPE                  0.00             0.00            0.00            9076.48          9076.48
LAND HELD FOR INVESTMENT                        0.00             0.00            0.00               0.00             0.00
GOODWILL                                        0.00             0.00         1000.00               0.00          1000.00
MISCELLANEOUS DEFERRED DEBITS                   0.00             0.00            0.00               0.00             0.00
                                         -----------        ---------      ----------        -----------      -----------
  TOTAL ASSETS                           35911757.78        564144.27      8304074.55        18957534.55      63737511.15
                                         ===========        =========      ==========        ===========      ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                           853042.31         10694.31      5191603.53         2018560.16       8073900.31
ACCRUED PAYROLL                             17632.02         24087.66       310516.45          131025.64        483261.77
TAXES OTHER THAN INCOME                      6815.35          4084.18         3881.96           61443.31         76224.80
INTEREST PAYABLE                            25546.53             0.00            0.00           67905.95         93452.48
INCOME TAXES PAYABLE                      -116480.59         -7277.32       -39409.67           48588.66       -114578.92
CUSTOMER DEPOSITS                               0.00             0.00            0.00           55011.14         55011.14
DIVIDENDS PAYABLE                               0.00             0.00            0.00               0.00             0.00
OTHER CURRENT LIABILITIES                  359707.57             0.00        38560.75          334227.82        732496.14
NOTES PAYABLE INTERCOMPANY                1980085.93       1660820.87      1661234.95         3788047.51       9090189.26
NOTES PAYABLE                              317188.70             0.00            0.00         2127512.65       2444701.35
DEFERRED INCOME TAXES                      284500.00         -2000.00       219000.00         1362500.00       1864000.00
OTHER DEFERRED CREDITS                          0.00             0.00            0.00            5176.05          5176.05
DEFERRED LOSS                                   0.00             0.00            0.00               0.00             0.00
PREFERRED STOCK                                 0.00             0.00            0.00               0.00             0.00
COMMON STOCK                               179700.00          3500.00        10000.00          806470.00        999670.00
PAID IN OR CAPITAL SURPLUS                   2500.00        195966.06            0.00         1564611.00       1763077.06
RETAINED EARNINGS                        32005419.96      -1325731.49       908686.58         6586454.66      38174829.71
TREASURY STOCK                              -3900.00             0.00            0.00               0.00         -3900.00
                                        ------------      -----------    ------------       ------------     ------------
   TOTAL LIABILITIES & EQUITY            35911757.78        564144.27      8304074.55        18957534.55      63737511.15
                                        ============      ===========    ============       ============     ============

                                             TOTAL MBG       TOTAL TGF      TOTAL DAWSON     TOTAL OT SUB     GRAND TOTAL
                                            ============    ============    ============     ============     ===========
   INCOME
GROSS SALES LESS RETURNS                            0.00        25567.10     35397535.90      16323460.34      51746563.34
COST OF GOODS SOLD                                -36.74         -133.36     34239989.22      11798267.64      46038086.76
                                              ----------       ---------     -----------      -----------      -----------
GROSS PROFIT                                       36.74        25700.46      1157546.68       4525192.70       5708476.58
DIVIDEND INCOME                                  2698.55            0.00            0.00             0.00          2698.55
INTEREST INCOME                                591872.93           48.69        63603.35         51572.25        707097.22
GROSS RENTS                                    215192.22       503703.01            0.00         45804.00        764699.23
GAIN(LOSS)SALE OF FIXED ASSETS                   2262.56         -590.76        -5335.35         -3973.01         -7636.56
SERVICE CALLS & CONTRACTED SER                      0.00            0.00            0.00        247447.51        247447.51
ADMINISTRATIVE FEE                              48000.00       -24000.00       -24000.00             0.00             0.00
CYLINDER & LEASE INCOME                             0.00            0.00         2746.00             0.00          2746.00
MISCELLANEOUS INCOME                           165716.92       129837.00         9136.93         23424.00        328114.85
                                              ----------       ---------      ----------       ----------       ----------
   TOTAL INCOME                               1025779.92       634698.40      1203697.61       4889467.45       7753643.38
                                              ----------       ---------      ----------       ----------       ----------
SALARIES & WAGES                                95850.65       151736.26       420007.96       1174231.10       1841825.97
REPAIRS                                         49897.25        15369.65            0.00        230995.57        296262.47
BAD DEBTS                                       -1152.65          442.40        18000.00        116940.20        134229.95
RENTS                                               0.00            0.00        29067.56        193049.12        222116.68
TAXES                                           78763.45        60490.59        15110.90        241625.31        395990.25
INTEREST                                       114845.70        92434.87       184337.12        336079.19        727696.88
CONTRIBUTIONS                                    2150.00            0.00            0.00           708.22          2858.22
DEPRECIATION                                    89784.10        10461.87       181764.95        701858.49        983869.41
ADVERTISING                                         0.00         5470.50         1759.20        174087.61        181317.31
PENSION, PROFIT SHARING                          9460.66         2058.46         1375.31          3795.29         16689.72
EMPLOYEE BENEFIT PROGRAMS                        7305.36         9828.06        10360.01         78776.00        106269.43
AMORTIZATION                                      120.00            0.00            0.00          2420.40          2540.40
BONDS & LICENSES                                 1080.00         2654.75          205.00           735.00          4674.75
DUES & SUBSCRIPTIONS                              880.74            0.00         4099.95          6079.01         11059.70
INSURANCE                                       14597.89         7406.49        86407.00         50446.00        158857.38
PROFESSIONAL FEES                              288591.02         2219.42        11204.94        140423.82        442439.20
ADMINISTRATIVE, OFFICE                          36371.89         1992.18        45542.52         68740.55        152647.14
AUTO & TRUCK EXPENSE                             2461.62          899.34            0.00         34589.55         37950.51
TRAVEL                                         133431.58        78073.93      -145740.99          2245.72         68010.24
TELEPHONE                                        6145.75          937.73        10720.90          8044.02         25848.40
UTILITIES                                       33851.56        36508.92            0.00          5742.19         76102.67
SELLING EXPENSE                                    67.50          400.00            0.00          8807.98          9275.48
SHOP SUPPLIES EXPENSE                               0.00            0.00            0.00          3967.76          3967.76
MISCELLANEOUS                                   13544.47          504.75         4225.47        107346.78        125621.47
OUTSIDE SERVICES & COLLECTION                  -27755.00         9600.00         6000.00        125571.94        113416.94
UTILITY MERCHANDISING,JOBBING                       0.00            0.00            0.00             0.00             0.00
UTILITY PLANT OPERATING EXPENS                      0.00            0.00            0.00         49831.61         49831.61
COMMITMENT FEE                                      0.00            0.00            0.00             0.00             0.00
                                            ------------    ------------     -----------     ------------      -----------
   TOTAL DEDUCTIONS                            950293.54       489490.17       884447.80       3867138.43       6191369.94
   INCOME TAXES                                 35200.00        52200.00       116200.00        420400.21        624000.21
                                            ------------    ------------     -----------     ------------      -----------
NET INCOME(LOSS)                                40286.38        93008.23       203049.81        601928.81        938273.23
                                            ============    ============     ===========     ============      ===========

                                   LA CROSSE       TANK CAR      TOTAL MBG       TGF-HDQ        ARROWOOD      TOTAL TGF
                                  ------------    -----------   ------------   ------------   -----------   ------------
   ASSETS

CASH                               11830884.90           0.00    11830884.90           0.00       3308.54        3308.54
TRADE NOTES AND ACCOUNTS REC           2268.75           0.00        2268.75           0.00      -1154.98       -1154.98
ALLOWANCE FOR BAD DEBTS                   0.00           0.00           0.00           0.00          0.00           0.00
INVENTORIES                               0.00           0.00           0.00           0.00          0.00           0.00
PREPAID EXPENSES                       6120.00           0.00        6120.00         886.00       9729.00       10615.00
ACCRUED INTEREST RECEIVABLE               0.00           0.00           0.00           0.00          0.00           0.00
NOTES RECEIVABLE,OTHER                    0.00           0.00           0.00           0.00          0.00           0.00
LOANS TO STOCKHOLDERS                 23555.92           0.00       23555.92           0.00          0.00           0.00
NOTES RECEIVABLE, INTERCOMPANY     13310872.62           0.00    13310872.62           0.00          0.00           0.00
OTHER INVESTMENTS                    126289.98           0.00      126289.98           0.00          0.00           0.00
BUILDINGS & OTHER DEPRECIABLE       2067608.81      344646.00     2412254.81       24156.13     526757.25      550913.38
ACCUMULATED DEPRECIATION           -1171313.31     -344646.00    -1515959.31      -27412.31    -450579.87     -477992.18
LAND                                 387988.96           0.00      387988.96       38747.17     439707.34      478454.51
INTANGIBLE ASSETS                         0.00           0.00           0.00           0.00          0.00           0.00
CSV LIFE INSURANCE                  1482940.83           0.00     1482940.83           0.00          0.00           0.00
INVESTMENT IN WHOLLY OWNED SUB      7739089.35           0.00     7739089.35           0.00          0.00           0.00
INVESTMENT IN ASSOCIATED CO          105450.97           0.00      105450.97           0.00          0.00           0.00
UNAMORTIZED DEFERRED DEBT EXPE            0.00           0.00           0.00           0.00          0.00           0.00
LAND HELD FOR INVESTMENT                  0.00           0.00           0.00           0.00          0.00           0.00
GOODWILL                                  0.00           0.00           0.00           0.00          0.00           0.00
MISCELLANEOUS DEFERRED DEBITS             0.00           0.00           0.00           0.00          0.00           0.00
                                  ------------    -----------   ------------   ------------   -----------   ------------
  TOTAL ASSETS                     35911757.78           0.00    35911757.78       36376.99     527767.28      564144.27
                                  ============    ===========   ============   ============   ===========   ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                     852215.31         827.00      853042.31       10036.34        657.97       10694.31
ACCRUED PAYROLL                       17632.02           0.00       17632.02       17656.25       6431.41       24087.66
TAXES OTHER THAN INCOME                6815.35           0.00        6815.35        -266.12       4350.30        4084.18
INTEREST PAYABLE                      25546.53           0.00       25546.53           0.00          0.00           0.00
INCOME TAXES PAYABLE                -116480.59           0.00     -116480.59       -7277.32          0.00       -7277.32
CUSTOMER DEPOSITS                         0.00           0.00           0.00           0.00          0.00           0.00
DIVIDENDS PAYABLE                         0.00           0.00           0.00           0.00          0.00           0.00
OTHER CURRENT LIABILITIES            359707.57           0.00      359707.57           0.00          0.00           0.00
NOTES PAYABLE INTERCOMPANY          1862174.78      117911.15     1980085.93     1555520.87     105300.00     1660820.87
NOTES PAYABLE                        317188.70           0.00      317188.70           0.00          0.00           0.00
DEFERRED INCOME TAXES                284500.00           0.00      284500.00       -6000.00       4000.00       -2000.00
OTHER DEFERRED CREDITS                    0.00           0.00           0.00           0.00          0.00           0.00
DEFERRED LOSS                             0.00           0.00           0.00           0.00          0.00           0.00
PREFERRED STOCK                           0.00           0.00           0.00           0.00          0.00           0.00
COMMON STOCK                         179700.00           0.00      179700.00        3500.00          0.00        3500.00
PAID IN OR CAPITAL SURPLUS             2500.00           0.00        2500.00      195966.06          0.00      195966.06
RETAINED EARNINGS                  32124158.11     -118738.15    32005419.96    -1732759.09     407027.60    -1325731.49
TREASURY STOCK                        -3900.00           0.00       -3900.00           0.00          0.00           0.00
                                  ------------    -----------   ------------   ------------   -----------   ------------
   TOTAL LIABILITIES & EQUITY      35911757.78           0.00    35911757.78       36376.99     527767.28      564144.27
                                  ============    ===========   ============   ============   ===========   ============
                                  DAWSON NGL    DAWSON HDQ     TOTAL DAWSON
                                  -----------   -----------    ------------
   ASSETS

CASH                               -229483.29      -5618.43     -235101.72
TRADE NOTES AND ACCOUNTS REC       5748294.40         42.56     5748336.96
ALLOWANCE FOR BAD DEBTS            -143000.00          0.00     -143000.00
INVENTORIES                        1564450.82          0.00     1564450.82
PREPAID EXPENSES                    144619.14      25364.00      169983.14
ACCRUED INTEREST RECEIVABLE              0.00          0.00           0.00
NOTES RECEIVABLE,OTHER                   0.00          0.00           0.00
LOANS TO STOCKHOLDERS                    0.00          0.00           0.00
NOTES RECEIVABLE, INTERCOMPANY           0.00      41059.06       41059.06
OTHER INVESTMENTS                        0.00          0.00           0.00
BUILDINGS & OTHER DEPRECIABLE       156756.00    1868537.25     2025293.25
ACCUMULATED DEPRECIATION            -46831.95    -821115.01     -867946.96
LAND                                     0.00          0.00           0.00
INTANGIBLE ASSETS                        0.00          0.00           0.00
CSV LIFE INSURANCE                       0.00          0.00           0.00
INVESTMENT IN WHOLLY OWNED SUB           0.00          0.00           0.00
INVESTMENT IN ASSOCIATED CO              0.00          0.00           0.00
UNAMORTIZED DEFERRED DEBT EXPE           0.00          0.00           0.00
LAND HELD FOR INVESTMENT                 0.00          0.00           0.00
GOODWILL                              1000.00          0.00        1000.00
MISCELLANEOUS DEFERRED DEBITS            0.00          0.00           0.00
                                  -----------   -----------   ------------
  TOTAL ASSETS                     7195805.12    1108269.43     8304074.55
                                  ===========   ===========   ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                   5190296.71       1306.82     5191603.53
ACCRUED PAYROLL                      18441.14     292075.31      310516.45
TAXES OTHER THAN INCOME               3881.96          0.00        3881.96
INTEREST PAYABLE                         0.00          0.00           0.00
INCOME TAXES PAYABLE                     0.00     -39409.67      -39409.67
CUSTOMER DEPOSITS                        0.00          0.00           0.00
DIVIDENDS PAYABLE                        0.00          0.00           0.00
OTHER CURRENT LIABILITIES            38560.75          0.00       38560.75
NOTES PAYABLE INTERCOMPANY         1661234.95          0.00     1661234.95
NOTES PAYABLE                            0.00          0.00           0.00
DEFERRED INCOME TAXES               -44000.00     263000.00      219000.00
OTHER DEFERRED CREDITS                   0.00          0.00           0.00
DEFERRED LOSS                            0.00          0.00           0.00
PREFERRED STOCK                          0.00          0.00           0.00
COMMON STOCK                         10000.00          0.00       10000.00
PAID IN OR CAPITAL SURPLUS               0.00          0.00           0.00
RETAINED EARNINGS                   317389.61     591296.97      908686.58
TREASURY STOCK                           0.00          0.00           0.00
                                  -----------   -----------   ------------
   TOTAL LIABILITIES & EQUITY      7195805.12    1108269.43     8304074.55
                                  ===========   ===========   ============

                                    LA CROSSE      TANK CAR       TOTAL MBG       TGF-HDQ       ARROWOOD      TOTAL TGF
                                   ------------   -----------    ------------   ------------   -----------   ------------
   INCOME
GROSS SALES LESS RETURNS                   0.00          0.00            0.00           0.00      25567.10       25567.10
COST OF GOODS SOLD                       -36.74          0.00          -36.74           0.00       -133.36        -133.36
                                   ------------   -----------    ------------   ------------   -----------   ------------
GROSS PROFIT                              36.74          0.00           36.74           0.00      25700.46       25700.46
DIVIDEND INCOME                         2698.55          0.00         2698.55           0.00          0.00           0.00
INTEREST INCOME                       591872.93          0.00       591872.93           0.00         48.69          48.69
GROSS RENTS                           215192.22          0.00       215192.22       21514.42     482188.59      503703.01
GAIN(LOSS)SALE OF FIXED ASSETS          2262.56          0.00         2262.56           0.00       -590.76        -590.76
SERVICE CALLS & CONTRACTED SER             0.00          0.00            0.00           0.00          0.00           0.00
ADMINISTRATIVE FEE                     48000.00          0.00        48000.00           0.00     -24000.00      -24000.00
CYLINDER & LEASE INCOME                    0.00          0.00            0.00           0.00          0.00           0.00
MISCELLANEOUS INCOME                  165716.92          0.00       165716.92      129822.00         15.00      129837.00
                                   ------------   -----------    ------------   ------------   -----------   ------------
   TOTAL INCOME                      1025779.92          0.00      1025779.92      151336.42     483361.98      634698.40
                                   ------------   -----------    ------------   ------------   -----------   ------------
SALARIES & WAGES                       95850.65          0.00        95850.65      108775.73      42960.53      151736.26
REPAIRS                                49028.63        868.62        49897.25           0.00      15369.65       15369.65
BAD DEBTS                              -1152.65          0.00        -1152.65           0.00        442.40         442.40
RENTS                                      0.00          0.00            0.00           0.00          0.00           0.00
TAXES                                  78571.86        191.59        78763.45       11705.85      48784.74       60490.59
INTEREST                              108547.61       6298.09       114845.70       87089.77       5345.10       92434.87
CONTRIBUTIONS                           2150.00          0.00         2150.00           0.00          0.00           0.00
DEPRECIATION                           89784.10          0.00        89784.10         770.77       9691.10       10461.87
ADVERTISING                                0.00          0.00            0.00           0.00       5470.50        5470.50
PENSION, PROFIT SHARING                 9460.66          0.00         9460.66         712.50       1345.96        2058.46
EMPLOYEE BENEFIT PROGRAMS               7305.36          0.00         7305.36        4583.23       5244.83        9828.06
AMORTIZATION                             120.00          0.00          120.00           0.00          0.00           0.00
BONDS & LICENSES                         695.00        385.00         1080.00         210.00       2444.75        2654.75
DUES & SUBSCRIPTIONS                     880.74          0.00          880.74           0.00          0.00           0.00
INSURANCE                              14597.89          0.00        14597.89         138.49       7268.00        7406.49
PROFESSIONAL FEES                     288591.02          0.00       288591.02           0.00       2219.42        2219.42
ADMINISTRATIVE, OFFICE                 36371.89          0.00        36371.89         172.61       1819.57        1992.18
AUTO & TRUCK EXPENSE                    2461.62          0.00         2461.62           0.00        899.34         899.34
TRAVEL                                133431.58          0.00       133431.58       77783.71        290.22       78073.93
TELEPHONE                               6145.75          0.00         6145.75           0.00        937.73         937.73
UTILITIES                              33851.56          0.00        33851.56           0.00      36508.92       36508.92
SELLING EXPENSE                           67.50          0.00           67.50           0.00        400.00         400.00
SHOP SUPPLIES EXPENSE                      0.00          0.00            0.00           0.00          0.00           0.00
MISCELLANEOUS                          12440.23       1104.24        13544.47           0.00        504.75         504.75
OUTSIDE SERVICES & COLLECTION         -27755.00          0.00       -27755.00        6000.00       3600.00        9600.00
UTILITY MERCHANDISING,JOBBING              0.00          0.00            0.00           0.00          0.00           0.00
UTILITY PLANT OPERATING EXPENS             0.00          0.00            0.00           0.00          0.00           0.00
COMMITMENT FEE                             0.00          0.00            0.00           0.00          0.00           0.00
                                   ------------   -----------    ------------   ------------   -----------   ------------
   TOTAL DEDUCTIONS                   941446.00       8847.54       950293.54      297942.66     191547.51      489490.17
   INCOME TAXES                        38200.00      -3000.00        35200.00      -52100.00     104300.00       52200.00
                                   ------------   -----------    ------------   ------------   -----------   ------------
NET INCOME(LOSS)                       46133.92      -5847.54        40286.38      -94506.24     187514.47       93008.23
                                   ============   ===========    ============   ============   ===========   ============
                                     DAWSON NGL              DAWSON HDQ              TOTAL DAWSON
                                     -----------             -----------             ------------
   INCOME
GROSS SALES LESS RETURNS             35397535.90                    0.00              35397535.90
COST OF GOODS SOLD                   34240545.82                 -556.60              34239989.22
                                    ------------             -----------             ------------
GROSS PROFIT                          1156990.08                  556.60               1157546.68
DIVIDEND INCOME                             0.00                    0.00                     0.00
INTEREST INCOME                         63169.69                  433.66                 63603.35
GROSS RENTS                                 0.00                    0.00                     0.00
GAIN(LOSS)SALE OF FIXED ASSETS          -5335.35                    0.00                 -5335.35
SERVICE CALLS & CONTRACTED SER              0.00                    0.00                     0.00
ADMINISTRATIVE FEE                     -24000.00                    0.00                -24000.00
CYLINDER & LEASE INCOME                  2746.00                    0.00                  2746.00
MISCELLANEOUS INCOME                     9136.93                    0.00                  9136.93
                                    ------------             -----------             ------------
   TOTAL INCOME                       1202707.35                  990.26               1203697.61
                                    ------------             -----------             ------------
SALARIES & WAGES                       173351.59               246656.37                420007.96
REPAIRS                                     0.00                    0.00                     0.00
BAD DEBTS                               18000.00                    0.00                 18000.00
RENTS                                   13414.40                15653.16                 29067.56
TAXES                                   11527.91                 3582.99                 15110.90
INTEREST                               180520.96                 3816.16                184337.12
CONTRIBUTIONS                               0.00                    0.00                     0.00
DEPRECIATION                            14021.12               167743.83                181764.95
ADVERTISING                              1759.20                    0.00                  1759.20
PENSION, PROFIT SHARING                  1375.31                    0.00                  1375.31
EMPLOYEE BENEFIT PROGRAMS               10360.01                    0.00                 10360.01
AMORTIZATION                                0.00                    0.00                     0.00
BONDS & LICENSES                           50.00                  155.00                   205.00
DUES & SUBSCRIPTIONS                     1565.95                 2534.00                  4099.95
INSURANCE                               67968.00                18439.00                 86407.00
PROFESSIONAL FEES                       11204.94                    0.00                 11204.94
ADMINISTRATIVE, OFFICE                  45420.68                  121.84                 45542.52
AUTO & TRUCK EXPENSE                        0.00                    0.00                     0.00
TRAVEL                                     46.47              -145787.46               -145740.99
TELEPHONE                               10154.41                  566.49                 10720.90
UTILITIES                                   0.00                    0.00                     0.00
SELLING EXPENSE                             0.00                    0.00                     0.00
SHOP SUPPLIES EXPENSE                       0.00                    0.00                     0.00
MISCELLANEOUS                            4225.47                    0.00                  4225.47
OUTSIDE SERVICES & COLLECTION               0.00                 6000.00                  6000.00
UTILITY MERCHANDISING,JOBBING               0.00                    0.00                     0.00
UTILITY PLANT OPERATING EXPENS              0.00                    0.00                     0.00
COMMITMENT FEE                              0.00                    0.00                     0.00
                                    ------------             -----------             ------------
   TOTAL DEDUCTIONS                    564966.42               319481.38                884447.80
   INCOME TAXES                        228100.00              -111900.00                116200.00
                                    ------------             -----------             ------------
NET INCOME(LOSS)                       409640.93              -206591.12                203049.81
                                    ============             ===========             ============

                                         HIAWATHA       MBG-MINN       OLSON`S        TOMAH            MNG        MIDWEST LPG
                                       ------------    -----------   -----------   ------------    ------------  ------------
   ASSETS

CASH                                           0.00        4820.56          0.00           0.00       116118.79          0.00
TRADE NOTES AND ACCOUNTS REC                   0.00        5326.63          0.00           0.00      3065547.62          0.00
ALLOWANCE FOR BAD DEBTS                        0.00           0.00          0.00           0.00       -72800.00          0.00
INVENTORIES                                    0.00           0.00          0.00           0.00       434370.00          0.00
PREPAID EXPENSES                               0.00         585.00          0.00           0.00       161336.36        336.00
ACCRUED INTEREST RECEIVABLE                    0.00           0.00          0.00           0.00            0.00          0.00
NOTES RECEIVABLE,OTHER                         0.00           0.00          0.00           0.00            0.00          0.00
LOANS TO STOCKHOLDERS                          0.00           0.00          0.00           0.00            0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY            434281.80      371057.83     595393.72      420382.37            0.00          0.00
OTHER INVESTMENTS                              0.00           0.00          0.00           0.00          750.00          0.00
BUILDINGS & OTHER DEPRECIABLE                  0.00       65487.60          0.00           0.00     19937691.81      20435.73
ACCUMULATED DEPRECIATION                       0.00      -65219.27          0.00           0.00     -7377653.67     -18535.73
LAND                                           0.00        5800.00          0.00           0.00        45772.91          0.00
INTANGIBLE ASSETS                              0.00           0.00          0.00           0.00            0.00          0.00
CSV LIFE INSURANCE                             0.00           0.00          0.00           0.00            0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB                 0.00           0.00          0.00           0.00            0.00          0.00
INVESTMENT IN ASSOCIATED CO                    0.00           0.00          0.00           0.00            0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE                 0.00           0.00          0.00           0.00         9076.48          0.00
LAND HELD FOR INVESTMENT                       0.00           0.00          0.00           0.00            0.00          0.00
GOODWILL                                       0.00           0.00          0.00           0.00            0.00          0.00
MISCELLANEOUS DEFERRED DEBITS                  0.00           0.00          0.00           0.00            0.00          0.00
                                       ------------    -----------   -----------   ------------    ------------  ------------
  TOTAL ASSETS                            434281.80      387858.35     595393.72      420382.37     16320210.30       2236.00
                                       ============    ===========   ===========   ============    ============  ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                               0.00         615.24          0.00           0.00      1996126.07          0.00
ACCRUED PAYROLL                                0.00           0.00          0.00           0.00        85763.44          0.00
TAXES OTHER THAN INCOME                        0.00         135.00          0.00           0.00        31170.24          0.00
INTEREST PAYABLE                               0.00           0.00          0.00           0.00        67905.95          0.00
INCOME TAXES PAYABLE                        9010.47       11767.69       5915.77        1814.98        19083.45        996.30
CUSTOMER DEPOSITS                              0.00           0.00          0.00           0.00        55011.14          0.00
DIVIDENDS PAYABLE                              0.00           0.00          0.00           0.00            0.00          0.00
OTHER CURRENT LIABILITIES                      0.00           0.00          0.00           0.00       334280.57          0.00
NOTES PAYABLE INTERCOMPANY                     0.00           0.00          0.00           0.00      3013683.50      49442.44
NOTES PAYABLE                                  0.00           0.00          0.00           0.00      2127512.65          0.00
DEFERRED INCOME TAXES                          0.00           0.00          0.00           0.00      1351000.00       1000.00
OTHER DEFERRED CREDITS                         0.00           0.00          0.00           0.00         5176.05          0.00
DEFERRED LOSS                                  0.00           0.00          0.00           0.00            0.00          0.00
PREFERRED STOCK                                0.00           0.00          0.00           0.00            0.00          0.00
COMMON STOCK                                1000.00       40000.00     136900.00         500.00       627070.00       1000.00
PAID IN OR CAPITAL SURPLUS                     0.00        3895.00       2755.00           0.00      1557961.00          0.00
RETAINED EARNINGS                         424271.33      331445.42     449822.95      418067.39      5048466.24     -50202.74
TREASURY STOCK                                 0.00           0.00          0.00           0.00            0.00          0.00
                                       ------------    -----------   -----------   ------------    ------------  ------------
   TOTAL LIABILITIES & EQUITY             434281.80      387858.35     595393.72      420382.37     16320210.30       2236.00
                                       ============    ===========   ===========   ============    ============  ============
                                           MIDWEST TV     TOTAL OT SUB
                                          ------------    ------------
   ASSETS

CASH                                          -8392.80       112546.55
TRADE NOTES AND ACCOUNTS REC                  27354.51      3098228.76
ALLOWANCE FOR BAD DEBTS                       -6000.00       -78800.00
INVENTORIES                                  662134.09      1096504.09
PREPAID EXPENSES                              15427.00       177684.36
ACCRUED INTEREST RECEIVABLE                       0.00            0.00
NOTES RECEIVABLE,OTHER                            0.00            0.00
LOANS TO STOCKHOLDERS                             0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY                    0.00      1821115.72
OTHER INVESTMENTS                                 0.00          750.00
BUILDINGS & OTHER DEPRECIABLE                461985.96     20485601.10
ACCUMULATED DEPRECIATION                    -355336.75     -7816745.42
LAND                                              0.00        51572.91
INTANGIBLE ASSETS                                 0.00            0.00
CSV LIFE INSURANCE                                0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB                    0.00            0.00
INVESTMENT IN ASSOCIATED CO                       0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE                    0.00         9076.48
LAND HELD FOR INVESTMENT                          0.00            0.00
GOODWILL                                          0.00            0.00
MISCELLANEOUS DEFERRED DEBITS                     0.00            0.00
                                          ------------    ------------
  TOTAL ASSETS                               797172.01     18957534.55
                                          ============    ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                              21818.85      2018560.16
ACCRUED PAYROLL                               45262.20       131025.64
TAXES OTHER THAN INCOME                       30138.07        61443.31
INTEREST PAYABLE                                  0.00        67905.95
INCOME TAXES PAYABLE                              0.00        48588.66
CUSTOMER DEPOSITS                                 0.00        55011.14
DIVIDENDS PAYABLE                                 0.00            0.00
OTHER CURRENT LIABILITIES                       -52.75       334227.82
NOTES PAYABLE INTERCOMPANY                   724921.57      3788047.51
NOTES PAYABLE                                     0.00      2127512.65
DEFERRED INCOME TAXES                         10500.00      1362500.00
OTHER DEFERRED CREDITS                            0.00         5176.05
DEFERRED LOSS                                     0.00            0.00
PREFERRED STOCK                                   0.00            0.00
COMMON STOCK                                      0.00       806470.00
PAID IN OR CAPITAL SURPLUS                        0.00      1564611.00
RETAINED EARNINGS                            -35415.93      6586454.66
TREASURY STOCK                                    0.00            0.00
                                          ------------    ------------
   TOTAL LIABILITIES & EQUITY                797172.01     18957534.55
                                          ============    ============

                                       HIAWATHA      MBG-MINN       OLSON`S         TOMAH          MNG        MIDWEST LPG
                                      -----------   -----------   -----------   ------------    -----------   -----------
   INCOME
GROSS SALES LESS RETURNS                     0.00          0.00          0.00           0.00    12769889.30          0.00
COST OF GOODS SOLD                           0.00          0.00          0.00           0.00     9193156.71          0.00
                                      -----------   -----------   -----------   ------------    -----------   -----------
GROSS PROFIT                                 0.00          0.00          0.00           0.00     3576732.59          0.00
DIVIDEND INCOME                              0.00          0.00          0.00           0.00           0.00          0.00
INTEREST INCOME                           6242.41       5159.81       8566.03        6010.59       23997.72          0.00
GROSS RENTS                                  0.00      42504.00          0.00           0.00        3300.00          0.00
GAIN(LOSS)SALE OF FIXED ASSETS               0.00          0.00          0.00           0.00       -3973.01          0.00
SERVICE CALLS & CONTRACTED SER               0.00          0.00          0.00           0.00      102170.94       3065.35
ADMINISTRATIVE FEE                           0.00          0.00          0.00           0.00           0.00          0.00
CYLINDER & LEASE INCOME                      0.00          0.00          0.00           0.00           0.00          0.00
MISCELLANEOUS INCOME                      6312.00       3317.00       4958.00        8612.00           0.00          0.00
                                      -----------   -----------   -----------   ------------    -----------   -----------
   TOTAL INCOME                          12554.41      50980.81      13524.03       14622.59     3702228.24       3065.35
                                      -----------   -----------   -----------   ------------    -----------   -----------
SALARIES & WAGES                             0.00          0.00          0.00           0.00      612406.22          0.00
REPAIRS                                      0.00        873.59          0.00           0.00      225599.62          0.00
BAD DEBTS                                    0.00          0.00          0.00           0.00      109600.08          0.00
RENTS                                        0.00          0.00          0.00           0.00       63617.12          0.00
TAXES                                        0.00       -186.12          0.00           0.00      196581.11          0.00
INTEREST                                     0.00          0.00          0.00           0.00      291464.41       2818.49
CONTRIBUTIONS                                0.00          0.00          0.00           0.00           0.00          0.00
DEPRECIATION                                 0.00          0.00          0.00           0.00      666240.74          0.00
ADVERTISING                                  0.00          0.00          0.00           0.00           0.00          0.00
PENSION, PROFIT SHARING                      0.00          0.00          0.00           0.00        1157.60          0.00
EMPLOYEE BENEFIT PROGRAMS                    0.00          0.00          0.00           0.00       40988.70          0.00
AMORTIZATION                                 0.00          0.00          0.00           0.00        2420.40          0.00
BONDS & LICENSES                             0.00         35.00         25.00          40.00           0.00         50.00
DUES & SUBSCRIPTIONS                         0.00          0.00          0.00           0.00           0.00          0.00
INSURANCE                                    0.00       1428.00          0.00           0.00       32633.00        239.00
PROFESSIONAL FEES                          801.87          0.00          0.00           0.00      139484.45          0.00
ADMINISTRATIVE, OFFICE                      35.00        200.99          0.00           0.00       53193.27          0.00
AUTO & TRUCK EXPENSE                         0.00          0.00          0.00           0.00           0.00          0.00
TRAVEL                                       0.00          0.00          0.00           0.00           0.00          0.00
TELEPHONE                                    0.00          0.00          0.00           0.00           0.00          0.00
UTILITIES                                    0.00       5479.80          0.00           0.00           0.00          0.00
SELLING EXPENSE                              0.00          0.00          0.00           0.00        5013.98          0.00
SHOP SUPPLIES EXPENSE                        0.00          0.00          0.00           0.00           0.00          0.00
MISCELLANEOUS                                0.00        542.36          0.00           0.00      106374.95          0.00
OUTSIDE SERVICES & COLLECTION                0.00       3600.00          0.00           0.00      115405.05          0.00
UTILITY MERCHANDISING,JOBBING                0.00          0.00          0.00           0.00           0.00          0.00
UTILITY PLANT OPERATING EXPENS               0.00          0.00          0.00           0.00       49831.61          0.00
COMMITMENT FEE                               0.00          0.00          0.00           0.00           0.00          0.00
                                      -----------   -----------   -----------   ------------    -----------   -----------
   TOTAL DEDUCTIONS                        836.87      11973.62         25.00          40.00     2712012.31       3107.49
   INCOME TAXES                           4000.00      13300.00       5300.00        5700.00      407000.21          0.00
                                      -----------   -----------   -----------   ------------    -----------   -----------
NET INCOME(LOSS)                          7717.54      25707.19       8199.03        8882.59      583215.72        -42.14
                                      ===========   ===========   ===========   ============   ============   ===========
                                          MIDWEST TV        TOTAL OT SUB
                                         ------------       ------------
   INCOME
GROSS SALES LESS RETURNS                   3553571.04        16323460.34
COST OF GOODS SOLD                         2605110.93        11798267.64
                                         ------------       ------------
GROSS PROFIT                                948460.11         4525192.70
DIVIDEND INCOME                                  0.00               0.00
INTEREST INCOME                               1595.69           51572.25
GROSS RENTS                                      0.00           45804.00
GAIN(LOSS)SALE OF FIXED ASSETS                   0.00           -3973.01
SERVICE CALLS & CONTRACTED SER              142211.22          247447.51
ADMINISTRATIVE FEE                               0.00               0.00
CYLINDER & LEASE INCOME                          0.00               0.00
MISCELLANEOUS INCOME                           225.00           23424.00
                                         ------------       ------------
   TOTAL INCOME                            1092492.02         4889467.45
                                         ------------       ------------
SALARIES & WAGES                            561824.88         1174231.10
REPAIRS                                       4522.36          230995.57
BAD DEBTS                                     7340.12          116940.20
RENTS                                       129432.00          193049.12
TAXES                                        45230.32          241625.31
INTEREST                                     41796.29          336079.19
CONTRIBUTIONS                                  708.22             708.22
DEPRECIATION                                 35617.75          701858.49
ADVERTISING                                 174087.61          174087.61
PENSION, PROFIT SHARING                       2637.69            3795.29
EMPLOYEE BENEFIT PROGRAMS                    37787.30           78776.00
AMORTIZATION                                     0.00            2420.40
BONDS & LICENSES                               585.00             735.00
DUES & SUBSCRIPTIONS                          6079.01            6079.01
INSURANCE                                    16146.00           50446.00
PROFESSIONAL FEES                              137.50          140423.82
ADMINISTRATIVE, OFFICE                       15311.29           68740.55
AUTO & TRUCK EXPENSE                         34589.55           34589.55
TRAVEL                                        2245.72            2245.72
TELEPHONE                                     8044.02            8044.02
UTILITIES                                      262.39            5742.19
SELLING EXPENSE                               3794.00            8807.98
SHOP SUPPLIES EXPENSE                         3967.76            3967.76
MISCELLANEOUS                                  429.47          107346.78
OUTSIDE SERVICES & COLLECTION                 6566.89          125571.94
UTILITY MERCHANDISING,JOBBING                    0.00               0.00
UTILITY PLANT OPERATING EXPENS                   0.00           49831.61
COMMITMENT FEE                                   0.00               0.00
                                         ------------       ------------
   TOTAL DEDUCTIONS                        1139143.14         3867138.43
   INCOME TAXES                             -14900.00          420400.21
                                         ------------       ------------
NET INCOME(LOSS)                            -31751.12          601928.81
                                         ============       ============